[Letterhead of Wachtell, Lipton, Rosen & Katz]

August 12, 2016

Via EDGAR and E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Jay Ingram,

Legal Branch Chief

Office of Manufacturing and Construction

Re:	Alcoa Upstream Corporation

Registration Statement on Form 10-12B

Filed June 29, 2016

File No. 001-37816

Dear Mr. Ingram:

On behalf of Alcoa Upstream Corporation (“Alcoa Corporation” or the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 26, 2016 (the “Comment Letter”), relating to the Registration Statement on Form 10-12B (File No. 001-37816), filed by the Company on June 29, 2016 (the “Registration Statement”). In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. In addition to the electronic filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 1 marked to indicate changes from the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. Capitalized terms not otherwise defined in this letter have the meanings given to them in Amendment No. 1.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Jay Ingram

August 12, 2016

Response: The Company acknowledges the Staff’s comment and confirms that it is aware of the requirements to provide updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X, and will include such updated financial information, as necessary, in subsequent amendments to the Registration Statement.

What are the Material U.S. Federal Income Tax Consequences…, page 6

2.	We note that the distribution is conditioned upon ParentCo’s receipt of a tax opinion. Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution and whether ParentCo has any current intention to waive the tax opinion as a condition to the spin-off.

Response: The Company advises the Staff that the tax opinion is expected to be received after the effectiveness of the Registration Statement and on or before the distribution date. Alcoa Corporation does not intend to notify ParentCo shareholders if the tax opinion is received, as expected. In the event that the ParentCo Board of Directors waives the tax opinion as a condition to the distribution, ParentCo intends to notify ParentCo shareholders in a manner reasonably calculated to inform them about the modification by publishing a press release, filing a current report on Form 8-K and/or circulating a supplement to the information statement included in the Registration Statement. Alcoa Corporation is not aware of any current intention of the ParentCo Board of Directors to waive the tax opinion as a condition to the distribution.

Information Statement Summary, page 9

History of operational excellence…, page 11

3.	Please balance your disclosure here and on page 65 related to your operational excellence and segment profitability by also disclosing and discussing the significant expenses you exclude from segment income. In this regard, we note you recorded net losses in each of the last four years and during the current interim period.

Response: The Company acknowledges the Staff’s comment and, upon further review, because segment, as well as company-wide, performance is discussed in detail in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, the Company has removed the reference to segment profitability on pages 11 and 65 of Amendment No. 1.

Bauxite Resource Development Guidelines, page 73

4.	We note you do not use a price for bauxite, alumina or aluminum to determine your bauxite reserves and instead use the minimum plant feed specifications as required by the alumina refinery to separate your ore from bauxite mineralization. Please disclose the plant feed specifications with your reserve tables.

Jay Ingram

August 12, 2016

Response: In response to the Staff’s comment, Alcoa Corporation has revised the disclosure under “Bauxite Resource Development Guidelines” and the table beginning on page 73 of Amendment No. 1 to describe the plant feed specifications.

5.	We note that in addition to these feed specifications, a number of modifying factors have been applied to differentiate bauxite reserves from other mineralized material. Please disclose those major modification factors that affect your reserves such as mine/metallurgical recoveries/losses and wash plant recoveries/losses with your reserve tables.

Response: In response to the Staff’s comment, Alcoa Corporation has revised the disclosure under “Bauxite Resource Development Guidelines” and the table beginning on page 73 of Amendment No. 1 to describe the significant additional ore reserve design factors utilized to define reserves at each mine, including any applicable mine/metallurgical recoveries/losses and wash plant recoveries/losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 102

Results of Operations, pages 103 and 136

6.	When multiple factors contribute to fluctuations in a financial statement line item, please quantify the impact of each factor. Please also ensure that you explain the majority of increases or decreases in each line item. For example, we note your disclosures related to sales, cost of goods sold, SG&A, and DD&A identify multiple factors without quantifying them. Please revise MD&A to quantify the reasons for fluctuations during each period presented whenever possible.

Response: The Company advises the Staff that it provides three levels of integrated discussion to explain changes in the results of operations. First, the Company provides a summary (e.g., first two paragraphs under “Earnings Summary” on page 104 of Amendment No. 1) of the most significant reasons for the changes in the Company’s results of operations at the beginning of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement. Second, following the summary, the Company provides further detail and insight into the various changes on a line item-by-line item basis for the combined entity (e.g., pages 104 through 111 under “Earnings Summary” of Amendment No. 1). In this second level, the Company explains the reasons for the changes and discusses any additional factors that are significant to the specific line item, even if not material to the Company’s results of operations as a whole. Third, the Company supplements the second level with a detailed discussion of the changes as they relate to each of its reportable segments that comprise the combined entity (e.g., pages 111 through 122 under “Segment Information” of Amendment No. 1).

Jay Ingram

August 12, 2016

Where practicable, Alcoa Corporation provides quantitative disclosure of factors it believes to be material that impact the Company’s results of operations when the information is reasonably available and reasonably precise. Quantification is typically provided in the second and third levels of discussion. For example, amounts related to environmental and legal charges, restructuring charges, mark-to-market derivative contracts, gains on asset sales, and discrete income tax items are included in the discussion of the Company’s results of operations in the Registration Statement. However, quantifying the impact of certain other factors such as product mix, pricing levels, individual input costs, or overall market fluctuations is inherently less precise due to the assumptions involved in quantifying these items in isolation. The Company’s disclosures for these items explain qualitative trends to aid in understanding of the underlying financial information provided. The Company lists the majority of factors (increases or decreases) that impact the Company’s results of operations in order of magnitude, beginning with the most significant, when providing such explanation in the Registration Statement.

In response to the Staff’s comment, Alcoa Corporation has reviewed the MD&A in the Registration Statement and has included additional quantification of certain factors in Amendment No. 1. In future filings, the Company will continue to review the disclosures to determine if any additional factors that are material can be practicably quantified, and, if so, the Company will provide the appropriate additional disclosure during each period presented whenever possible.

Segment Information, page 110

Bauxite, page 111

7.	We note your disclosure that you sold 2.0 million bdmt of bauxite to third parties and purchased 1.1 million bdmt from third parties. Please tell us and clarify the nature of these sales and purchase transactions, including whether or not they represent “buy/sell” transactions of inventory with the same counterparty. Refer to ASC 845-10-15.

Response: The Company advises the Staff that the majority (approximately 1.5 million) of the 2.0 million bdmt of third-party bauxite sales did not represent buy/sell transactions with the same counterparty. Historically, virtually all bauxite produced by the Company, including production attributable to the Company’s equity interests, has been consumed at alumina refineries owned and operated either by Alcoa World Alumina and Chemicals (AWAC) or by the Company. On occasion, the Company has engaged in sales of relatively small quantities of bauxite to third parties. In addition, the Company periodically has engaged in sale and/or purchase transactions with other shareholders of its bauxite equity consortiums depending on the commercial requirements of the Company or those shareholders. In certain cases, the transactions with shareholders are structured as inventory swaps, whereby the parties agree, typically in the context of optimizing either freight logistics or urgent commercial

Jay Ingram

August 12, 2016

requirements, to sell and purchase similar quantities of bauxite within a stated period of time. For financial reporting purposes, such inventory swaps are reflected entirely within cost of goods sold and not as a component of third-party revenue.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of Amendment No. 1 to exclude the impact of such swap sales and purchases in order to clarify the disclosure regarding third-party sales and purchases of bauxite.

Liquidity and Capital Resources, page 123

8.	We note from your financial statement disclosures, ParentCo has arrangements on your behalf for the sale of certain customer receivables and also accounts payable settlement arrangements with certain vendors and third-party intermediaries. Please expand your liquidity discussion to address these arrangements, including whether or not you expect the current or similar new arrangements to continue following the separation.

Response: The Company advises the Staff that management intends to seek similar arrangements for the Company on a stand-alone basis; however, at this point management is not certain whether such arrangements will ultimately be established following separation. In response to the Staff’s comment, the Company has included a description of ParentCo’s arrangements in which the Company participates for the sale of certain customer receivables and settlement of certain accounts payable within the “Liquidity and Capital Resources” discussion within Management’s Discussion and Analysis on pages 124 and 125 of Amendment No. 1.

For the convenience of the Staff, the language that the Company has included is as follows:

ParentCo has an arrangement with several financial institutions to sell certain customer receivables without recourse on a revolving basis. The sale of such receivables is completed through the use of a bankruptcy-remote special-purpose entity, which is a consolidated subsidiary of ParentCo. In connection with this arrangement, certain of Alcoa Corporation’s customer receivables are sold on a revolving basis to this bankruptcy-remote subsidiary of ParentCo; these sales are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

In addition, ParentCo participates in several accounts payable settlement arrangements with certain vendors and third-party financial intermediaries. These arrangements provide that, at the vendor’s request, the third-party financial intermediary advances the amount of the scheduled payment to the vendor, less an appropriate discount, before the scheduled payment

Jay Ingram

August 12, 2016

date and ParentCo makes payment to the third-party financial intermediary on the date stipulated in accordance with the commercial terms negotiated with its vendors. In connection with these arrangements, certain of Alcoa Corporation’s accounts payable are settled, at the vendor’s request, before the scheduled payment date; these settlements are reflected as a component of Net parent investment in the Combined Financial Statements of Alcoa Corporation.

Management intends to seek similar arrangements for Alcoa Corporation regarding the potential sale of certain customer receivables and settlement of accounts payable upon separation. However, there can be no assurance that the Company will be able to establish such arrangements on terms acceptable to it.

Contractual Obligations, page 126

9.	Please add disclosures within your contractual obligations section, to disclose and discuss the substantial amounts of debt and any other obligations you will incur as a result of the separation.

Response: The Company acknowledges the Staff’s comment and confirms that it will include additional language in subsequent amendments to the Registration Statement in the Contractual Obligations section disclosing the anticipated amount of debt and other obligations to be incurred in connection with the separation. The Company advises the Staff that, at this time, the exact amounts of such debt and other obligations are not known or factually supportable; however, as estimates of such amounts become more precise, the Company will update its disclosures, as well as the Unaudited Pro Forma Combined Financial Statements, as appropriate.

Executive Compensation, page 166

10.	Please tell us how you concluded that historical compensation is not required for each of the named executive officers other than Mr. Oplinger. Please address each of the topics contained in Question 217.01 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company advises the Staff that Alcoa Corporation concluded that compensation disclosure for years 2014 and 2013 is not required to be included in the Summary Compensation Table in the Registration Statement for the named executive officers, other than Mr. Oplinger, in reliance on Question 119.01 of the Regulation S-K Compliance and Disclosure Interpretations. Question 119.01 indicates that if a person who was not a named executive officer in fiscal years 1 and 2 becomes a named executive officer in fiscal year 3, the Summary Compensation Table is only required to include compensation information for fiscal year 3 in respect of such individual. Because the Summary Compensation Table in the

Jay Ingram

August 12, 2016

Registration Statement discloses historical compensation information, and Alcoa Corporation was not an independently traded public company with named executive officers in any of the years covered by the Summary Compensation Table, the table necessarily includes only the compensation of the Alcoa Corporation named executive officers in their capacity as employees and officers of ParentCo. As Mr. Oplinger was a named executive officer of ParentCo in each of 2015, 2014, and 2013, the Summary Compensation Table in the Registration Statement discloses Mr. Oplinger’s compensation for each of those years. However, Mr. Harvey became a named executive officer of ParentCo for the first time in 2015, and the other Alcoa Corporation named executive officers were not named executive officers of ParentCo in any of 2015, 2014 or 2013; therefore, in reliance on Question 119.01, Alcoa Corporation has provided historical compensation for these individuals only in respect of the most recent fiscal year, 2015. Alcoa Corporation advises the Staff that Alcoa Corporation did not rely on Question 217.01 of the Regulation S-K Compliance and Disclosure Interpretations in determining that compensation for prior years 2014 and 2013 could be excluded from the Summary Compensation Table for the Alcoa Corporation named executive officers, other than Mr. Oplinger, as Alcoa Corporation believes that irrespective of the analysis under Question 217.01, no additional disclosure would be required for years prior to 2015 in light of the Staff’s guidance set forth in Question 119.01.

Financial Statements

A. The Proposed Separation and Basis of Presentation

Mineral Rights, page F-11

11.	We note your accounting policy disclosure that mineral rights are amortized as the bauxite is produced based on the level of minable tons determined at the time of purchase. Please clarify for us and in your filing the meaning of “minable tons.” It is unclear if you mean proven and probable reserves or some other classification of the level of mineralization.

Response: The Company advises the Staff that management’s use of the term “minable tons” was intended to connote the portion of proven reserves identified at the time of the purchase of the respective parcel of land that management had incorporated into its mining plans. The Company acknowledges the Staff’s concern over potential confusion of the use of this term, and has revised the disclosure on page F-11 of Amendment No. 1 to state the acquisition cost of the land and mineral rights are amortized over the associated proven reserves.

Q. Segment and Geographic Information, page F-42

12.	Please more fully explain to us how and why providing certain comparative segment disclosures is not practicable.

Jay Ingram

August 12, 2016

Response: The Company acknowledges the Staff’s comment and offers the following more detailed explanation regarding the conclusions concerning the presentation of segment information. Please note that some of this information is disclosed in the financial statement notes, but is included again below to provide a comprehensive explanation.

Prior to January 1, 2015, the operating segments for Alcoa Corporation comprised Alumina, Primary Metals, and Rolled Products. The Alumina segment primarily represented the Company’s worldwide refinery system, including the mining of bauxite, which is then refined into alumina. The Primary Metals segment included the Company’s worldwide smelter system, as well as certain energy-related assets and investments. Primary Metals receives alumina, mostly from the Alumina segment, and produces primary aluminum used by Alcoa’s fabricating businesses, as well as sold to external customers and traders. The Rolled Products segment primarily represents Alcoa Corporation’s aluminum rolling mill in Warrick, Indiana, which produces aluminum sheet principally sold directly to customers in the packaging end market for the production of aluminum cans (beverage, food, and pet food). This segment also includes Alcoa Corporation’s investment in a rolling mill in Saudi Arabia. The remainder of this explanation will focus solely on the disaggregation of the Alumina and Primary Metals segments, as the Rolled Products segment was not affected by the reorganization referenced in the following paragraphs.

Effective January 1, 2015, management significantly reorganized its upstream operations, splitting the previous two upstream segments (Alumina and Primary Metals) into five separate businesses: Bauxite, Alumina, Aluminum, Cast Products, and Energy. Each of these businesses represents an operating segment for purposes of applying ASC 280, and is briefly described further below:

Bauxite – this segment represents Alcoa Corporation’s global portfolio of bauxite mining assets. Bauxite is mined and sold primarily to internal customers within the Alumina segment, who then process it into alumina. A portion of this segment’s production is also sold to third parties. Bauxite is transferred to the Alumina segment at negotiated terms that are intended to approximate market prices; sales to third parties are conducted on both a spot and contract basis.

Alumina – this segment represents Alcoa Corporation’s worldwide refining system, which processes bauxite into alumina, which is mainly sold directly to internal and external smelter customers worldwide, or is sold to customers who process it into industrial chemical products. More than half of Alumina’s production is sold under supply contracts to third parties worldwide, while the remainder is used internally by the Aluminum segment. Alumina produced by this segment and used internally is transferred to the Aluminum segment at prevailing market prices.

Jay Ingram

August 12, 2016

Aluminum – this segment represents Alcoa Corporation’s worldwide smelter system. Aluminum receives alumina, mostly from the Alumina segment, and produces molten primary aluminum. Virtually all of Aluminum’s production is sold internally to the Cast Products or Rolled Products segment, and is transferred at prevailing market prices.

Cast Products – this segment represents Alcoa Corporation’s worldwide cast house system. Cast products are made from molten aluminum, purchased primarily from Alcoa Corporation’s Aluminum segment, which is then formed into various value-add ingot products, including billet and slab, for use in fabrication operations in a variety of industries. The majority of this segment’s products are sold to third parties; the remaining portion is sold to ParentCo’s aluminum fabrication businesses at prevailing market prices.

Energy – this segment represents Alcoa Corporation’s portfolio of energy assets, with power production capacity of approximately 1,685 megawatts. This power is sold to both internal customers within the Aluminum segment and external customers, and provides operational flexibility to maximize operating results during market cyclicality. During 2015, approximately 55% of this segment’s power was sold to external customers.

As described above, a number of the new segments (Bauxite, Aluminum, and Energy) have a significant amount of transactions that were previously conducted within the former Alumina and Primary Metals segments.

Management recognizes paragraph ASC 280-10-50-20 requires disclosure of separate financial information for an entity’s reportable segments for each period in which financial statements are presented. Accordingly, the guidance would require Alcoa Corporation to separately disclose segment information for the five upstream segments for not only the 2015 annual period, but also the 2014 and 2013 annual periods as well.

However, for reasons that will be further explained in the following paragraphs, certain segment data for the five upstream segments is not available for periods prior to 2015. This situation is contemplated in the authoritative literature, specifically in ASC 280-10-50-34, which states: “If a public entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, shall be restated unless it is impracticable to do so. Accordingly, a public entity shall restate those individual items of disclosure that it can practicably restate but need not restate those individual items, if any, that it cannot practicably restate....For example, a fundamental reorganization of an entity may cause it to be very difficult and expensive to restate segment information and therefore it may not be practicable.”

Jay Ingram

August 12, 2016

Management believes this guidance is applicable in the Company’s circumstance. In connection with the January 1, 2015 reorganization, Alcoa Corporation fundamentally altered the commercial nature of how certain internal businesses transact with each other, moving from a cost-based transfer pricing model to one based on estimated market pricing. As a result, certain operations (e.g., bauxite mining, aluminum smelting, and casting) that had previously been measured and evaluated primarily based on costs incurred were transformed into separate businesses with full profit and loss information. In addition, this reorganization involved converting certain regional-based management responsibilities to global responsibilities for each business, which had a further impact on the overall cost structures of the segments. All such changes were implemented on a prospective basis for management and internal reporting purposes, as described below.

In connection with the reorganization, the Company reconfigured its information systems, specifically Oracle and Hyperion Financial Management (HFM) to begin tracking financial information at the Bauxite, Alumina, Aluminum, Cast Products, and Energy levels in 2015. The financial information in the systems prior to 2015 is not available in a form that would allow it to be captured and reconfigured to conform to the new operating segments. For certain disclosure requirements and metrics, the Company is able to obtain information from other sources and apply a reasonable practical expedient approach to present prior period information that would be substantially comparable to 2015 results. This was done for revenue, capital expenditures, depreciation, equity income/loss, and equity investments.

Information within the segment disclosure that was impracticable to obtain included income-based performance measures such as After-tax Operating Income (ATOI) and Income Taxes. These data points are not available prior to January 1, 2015, as relevant historical commercial transactions between the new segments did not take place. The complexity of dividing the vertically-integrated production processes and tracking the corresponding business-specific data was a significant undertaking and included, among other things, recording new commercial transactions between operations that are now viewed as suppliers and customers, establishing new transfer pricing, allocating new management resources, and determining required intersegment revenue and profit eliminations. Prior to January 1, 2015, no contractual agreements regarding transfer pricing existed between the segments and due to the significant volume of activity between the historical segments, it would be impossible to recreate the transactions between the newly established segments.

In addition, there are components within the supply chain process that were not recorded at the level of detail that takes place now. For example, bauxite consumed in the refineries was not tracked as whether it was produced internally or purchased. Also, bauxite quality and density was not tracked within financial systems for costing purposes. Production losses that occur by converting wet tons of bauxite to dry tons during the refining process were not separately tracked.

Jay Ingram

August 12, 2016

Melt loss between the aluminum smelting and casting processes were not tracked on a segment basis, and would be impossible to recreate for pre-2015 periods. Electricity that is generated and consumed is fungible, and there is comingling of electrons between what was internally generated, what was sold to the grid, and what was offtake. Further, energy was sourced and created through various forms, including consortiums, equity method investments, open market price, government-regulated regional discounts or premiums, most of which was tracked centrally and not tracked by segment.

Overhead costs (e.g., segment management and other indirect costs) were commingled within various location ledgers and not available at the segment level prior to 2015, at which time they were broken out in accordance with the new segment structure. New financial ledgers were created within Oracle and HFM to start tracking these costs, as well as the impact of market-based inventory transfers. Therefore, the books and records are not able to reflect the transactions between these newly-created segments prior to January 1, 2015. As such, neither ATOI nor income taxes are able to be calculated for the 2014 and 2013 annual periods, as the books and records would not accurately reflect or be comparable to the operating results of the new segment structure.

Following on the above explanation, in addition to income-based performance measures, the amount of total assets for the five upstream segments are not available for periods prior to 2015, as historical transactions between segments are not able to be recreated to conform to the newly-created segments. The specific assets that are not determinable are those that are directly attributable to the fundamental change from a cost-based transfer of inventory to a market-based transfer: accounts receivable and inventory.

In summary, management believes the language in ASC 280-10-50-34 regarding impracticability of obtaining prior year data is applicable to Alcoa Corporation. The 2015 reorganization of the Alumina and Primary Metals businesses represented a substantial undertaking by management that took more than 12 months to execute. This significant effort included the review of numerous global transactions and data across multiple instances of Oracle; establishing approximately 40 new accounting ledgers within Oracle and HFM; commencing the separate tracking of certain production cost data by segment; recording new, market-based commercial transactions for both the selling and purchasing segment; creating manual eliminations; and realigning certain payroll costs. All of the changes and new processes associated with the reorganization were only able to be implemented on a prospective basis.

Given the impracticability of obtaining certain prior year data, management has included in the financial statements of Alcoa Corporation all required disclosures for the five upstream segments for annual and interim periods beginning on or after January 1, 2015. Where possible, management has also included comparable disclosures for the annual 2014 and 2013 periods. In addition, management included all of the historical Alumina and Primary Metals segment data for each of the three years ended December 31, 2015.

Jay Ingram

August 12, 2016

U. Equity Investments, page F-55

13.	Since we assume the notes to your annual financial statements, including the disclosures required by Rule 4-08(g) of Regulation S-X are covered by the audit report, it appears to us that your current reference to “unaudited financial information” in your annual financial statements is confusing and may be inappropriate. Please advise or revise.

Response: In response to the Staff’s comment, the Company has removed the term “unaudited” from the introductory language in Note U to the audited financial statements on page F-55 of Amendment No. 1.

W. Pension and Other Postretirement Benefits, page F-57

14.	Please tell us and clarify in your filing the extent to which your disclosures relate to foreign and U.S. benefit plans and, if applicable, explain your consideration of the requirements of ASC 715-20-50-4. Also, since it appears you will assume responsibility for a portion of the benefit obligation you currently account for as a multi-employer plan, please disclose the benefit obligation and plan assets you will assume.

Response: The Company advises the Staff that all of the defined benefit pension plans for which disclosures were provided in Note W to the audited financial statements were non-U.S. plans. In response to the Staff’s comment, the Company has included language clarifying this point on page F-58 of Amendment No. 1.

With respect to the Staff’s request to provide information regarding the benefit obligation and associated plan assets for the portion of ParentCo’s Shared Plans accounted for as multi-employer plans in the audited financial statements that will be assumed by Alcoa Corporation at the time of separation, the Company advises the Staff that such amounts are not known or factually supportable at this time. The Company anticipates such amounts will be estimable at the time the Company files Amendment No. 2 to the Registration Statement, and confirms to the Staff it will include disclosures of such amounts in Note W to the audited financial statements, as well as in the Unaudited Pro Forma Combined Financial Statements, at that time.

Jay Ingram

August 12, 2016

Z. Subsequent Events, page F-71

P. Subsequent Events, page F-102

15.	Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has included on pages F-71 and F-102 of Amendment No. 1, and will include in subsequent amendments to the Registration Statement, disclosure of the date through which subsequent events have been evaluated as well as whether such date represents the date on which the financial statements were issued or available to be issued. The Company confirms to the Staff that the date through which the subsequent events review had been performed for the audited annual financial statements and unaudited interim financial statements included in the initial Registration Statement was June 29, 2016, the date on which such financial statements were issued.

Combined Balance Sheet, page F-75

16.	We note that prior to or concurrent with the separation you intend to pay a dividend to Arconic Inc. that will be funded by third-party debt. Please reflect the intended dividend on a pro forma basis alongside your most recent historical balance sheet as required by SAB Topic 1:B:3.

Response: The Company acknowledges the Staff’s comment and confirms that it will include the amount of any payment from Alcoa Corporation to ParentCo as requested in a subsequent filing of an amendment to the Registration Statement after such amount is determinable. The payment will be included in the pro forma balance sheet that the Company will present alongside the historical balance sheet of Alcoa Corporation as of the latest period presented.

*            *             *            *            *

The Company has authorized the undersigned to acknowledge, on behalf of the Company, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jay Ingram

August 12, 2016

If you have any questions with respect to the foregoing, please contact me at (212) 403-1128 or by email at KLCain@wlrk.com.

Sincerely,

/s/ Karessa L. Cain
Karessa L. Cain

Cc:	Marissa Earnest, Esq. (Alcoa Upstream Corporation)

Margaret Lam, Esq. (Alcoa Inc.)

Robert S. Collins (Alcoa Inc.)